UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 2, 2015

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K and the exhibit attached hereto shall be deemed filed with, and not furnished to, the Securities and Exchange Commission.

Increase in Share Capital

On January 23, 2015, the shareholders of Ascendis Pharma A/S (the “Company”), in connection with the Company’s initial public offering (“IPO”), authorized the Board of Directors of the Company (the “Board”) to increase the share capital of the Company by up to nominal DKK 12,000,000. The shareholders of the Company additionally resolved i) to authorize the Board to issue up to 5,000,000 additional warrants, bonds convertible to up to 5,000,000 shares and additional shares with or without pre-emptive subscription rights for existing shareholders up to in aggregate 25,000,000 shares; ii) to authorize the Board to acquire up to 1,000,000 treasury shares; iii) to amend the articles of association to reflect the nomination of Computershare A/S as the Company’s share registrar; and iv) to implement a number of additional amendments relating to the Company’s IPO, all such resolutions to be registered with the Danish Business Authority only in connection with the closing of the IPO. On January 27, 2015, the Board resolved to increase the share capital by up to nominal DKK 6,900,000 (the “Capital Increase”), corresponding to an increase in the share capital of the Company from DKK 16,935,780 to DKK 23,835,780 through the issuance of 6,900,000 ordinary shares, nominal value DKK 1, against cash consideration of $18.00 per share, before deduction of underwriting commissions. On February 2, 2015 the IPO was consummated and the Capital Increase and other amendments to the articles of association were consequently registered with the Danish Business Authority on February 2, 2015. The Company’s articles of association were amended accordingly.

Exhibits

Reference is made to the Exhibit Index included hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: February 2, 2015	By:	/s/ Thomas P. Soloway Thomas P. Soloway Senior Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

3.1	Articles of Association.